UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli, Chaoyang District

Beijing 100024

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”) has become aware that on September 21, 2022, the Company’s Chairman of the Board and Chief Executive Officer, Mr. Sheng Fu, reached a resolution with the U.S. Securities and Exchange Commission (the “SEC”) of the previously disclosed investigation relating to the Company’s disclosures for fiscal year 2015 regarding its relationship with one of its advertising business partners, Rule 10b5-1 trading plans entered into by officers and directors, and sales of the Company’s American depositary shares under a trading plan in 2016.

To Cheetah Mobile’s knowledge, pursuant to the terms of the settlement, Mr. Fu has consented to the entry of a cease and desist order with the SEC on a “neither admit nor deny” basis that would require him to refrain from violating (i) Section 17(a)(2) and (3) of the Securities Act of 1933, and (ii) Sections 10(b) and 13(a) of the Securities Exchange Act of 1934 and Rules 10b-5, 12b-20, and 13a-1 thereunder. The terms of the settlement between Mr. Fu and the SEC also include payment of a civil money penalty in the amount of $556,580 and certain compliance undertakings.

The Company is not a party to the settlement. The SEC informed the Company that it has concluded its investigation with respect to the Company and does not intend to recommend an enforcement action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By	:	/s/ Thomas Jintao Ren
Name	:	Thomas Jintao Ren
Title	:	Chief Financial Officer

Date: September 22, 2022